Capstone Financial Group, Inc.

8600 Transit Road

East Amherst, NY 14051

November 24, 2015

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: William Schroeder

Michael C. Volley

Re: Capstone Financial Group, Inc.
Comment Letter for Form 10-K (12-31-2014) and Form 10-Q (6-30-2015)
File No. 000-54905

Gentlemen:

We have received and reviewed, and we thank you for, the Staff’s comment letter dated October 28, 2015 (which was itself a follow-up to the Staff’s comment letter dated September 10, 2015). Our responses are set forth below. In each case, we precede our response by repeating the Staff’s letter’s comment. Our responses are numbered to correspond with the numbering of the comments in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 2 – Summary of Significant Accounting Polices, page 38

1.	STAFF’S COMMENT: We note your response to Comment 3 that you are accounting for your investment in Twinlab common stock in accordance with ASC 946-10-15-4 through 15-9 because the Company follows the financial accounting and reporting conventions of the investment company industry. Please tell us in detail how you determined that your business meets the fundamental characteristics described in paragraph 15-6 and the typical characteristics described in paragraph 15-7 of ASC 946-10.

REGISTRANT’S RESPONSE: Our management concluded that we met the definition of an investment company or quasi investment company, and that same accounting principles should be applicable to companies which share the same characteristics (which are relevant to accounting treatment principles) as companies regulated under the Investment Company Act of 1940, whether or not the issuer is formally regulated under or expressly exempt from the Investment Company Act of 1940.

Securities and Exchange Commission November 24, 2015 Page 2

We considered that we met all of the following criteria:

• Nature of the investment activities — Our only substantive activities were (as of December 31, 2014, and still are) investing in multiple investments for returns from capital appreciation, investment income (such as dividends or interest) or both – specifically, our investments as of December 31, 2014 included investments in Twinlab and in Blackcraft Cult, Inc.

• Express business purpose — The business purpose of our investments was (as of December 31, 2014, and still is) to provide returns from capital appreciation, investment income (such as dividends or interest) or both.

• Unit ownership — Ownership in Capstone was (as of December 31, 2014, and still is) represented by units of investment, in the form of equity or partnership interests, to which a portion of the net assets are attributed – specifically, shares of our common stock.

• Pooling of funds — The funds provided to us by our investors were (as of December 31, 2014, and still are) pooled to avail the investors of professional investment management. We had (as of December 31, 2014, and we still have) investors that are not related to us, and those investors, in aggregate, held (as of December 31, 2014, and still hold) a significant ownership interest in us.

• Fair value management — Substantially all of our investments were (as of December 31, 2014, and still are) managed, and their performance was (as of December 31, 2014, and still is) evaluated, on a fair value basis.

• Reporting entity — We provided (as of December 31, 2014, and still provide) financial results about our investment activities to our investors – specifically, our periodic SEC reports.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Securities and Exchange Commission November 24, 2015 Page 3

Item 1. Financial Statements, page 3

1.	STAFF’S COMMENT: Please revise your Form 10-Q in future filings to include a Statement of Stockholders’ Equity and provide a draft of your proposed disclosure for the six months ended June 30, 2015 in your next response.

REGISTRANT’S RESPONSE: We will include a Statement of Stockholders’ Equity in our future filings. Please see the actual Statement of Stockholders’ Equity, for the nine months ended September 30, 2015, which was included in our Form 10-Q filed on November 20, 2015.

2.	STAFF’S COMMENT: We note your response and proposed revised disclosure to comment 10. Please tell us and revise future filings to discuss your purchase (e.g. company, cost per share, timing, etc.) of 5,630,162 shares of common stock presented in your proposed disclosure.

REGISTRANT’S RESPONSE: Of the shares we purchased in the first six months of 2015 with a fair value equal to that number of dollars, 657,895 shares were acquired as new issuances in April 2015 upon exercises of warrants for $0.76 per share; and 7,244,500 were outstanding shares acquired in February 2015 from the holders thereof upon exercise of 2014 Stock Options for nominal exercise prices. We will make appropriate disclosures of this kind in our future filings. It can be seen that overall the fair value of the purchased shares greatly exceeded our cash outlay for those shares.

The Company acknowledges that:

☐ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if we can be assistance in your review, please contact me or our counsel, who is Hayden Trubitt of Stradling Yocca Carlson & Rauth, P.C. (htrubitt@sycr.com; (858) 926-3006).

Sincerely,

/s/ Halford W. Johnson

Halford W. Johnson

Chief Financial Officer

cc: Hayden Trubitt, Esq.

Michael K. Green